EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(In thousands)

	2015	2014	2013	2012	2011

Earnings:
Income (loss) before income tax provision	(126,286)	385,662	320,921	265,103	273,129
Plus: fixed charges per below	69,775	70,194	80,197	57,274	46,562
Less: capitalized interest per below	-	-	-	-	-
Plus: current period amortization of interest capitalized in prior periods	49	49	49	49	39

Total earnings	$(56,462)	$455,905	$401,167	$322,426	$319,730

Fixed charges:
Interest expense	$64,236	$64,674	$73,579	$53,037	$44,520
Capitalized interest	-	-	-	-	-
Interest portion of rent expense	5,540	5,520	6,618	4,237	2,042

Total fixed charges	$69,776	$70,194	$80,197	$57,274	$46,562

Ratio of earnings to fixed charges	(0.8)	6.5	5.0	5.6	6.9

Insufficient coverage	$126,237	$-	$-	$-	$-